Exhibit 12 (b)

GENERAL ELECTRIC CAPITAL SERVICES, INC.

AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
	Years ended December 31
(In millions)	2002	2001	2000	1999	1998

Net earnings	$3,611	$5,417	$5,192	$4,443	$3,796
Provision for income taxes	(79)	1,380	1,912	1,653	1,364
Minority interest	143	163	214	186	148

Earnings before income taxes and minority interest	3,675	6,960	7,318	6,282	5,308

Fixed charges:
Interest	10,078	10,836	11,415	9,607	9,122
One-third of rentals	326	335	392	356	296

Total fixed charges	10,404	11,171	11,807	9,963	9,418

Less interest capitalized, net of amortization	(38)	(88)	(121)	(87)	(88)

Earnings before income taxes and minority interest, plus fixed charges	$14,041	$18,043	$19,004	$16,158	$14,638

Preferred stock dividend requirements	$1	$1	$1	$1	$1
Ratio of earnings before provisions for income taxes to net earnings	0.98	1.25	1.37	1.37	1.36

Preferred stock dividend factor on pre-tax basis	1	1	1	1	1
Fixed charges	10,404	11,171	11,807	9,963	9,418

Total fixed charges and preferred stock dividend requirements	$10,405	$11,172	$11,808	$9,964	$9,419

Ratio of earnings to combined fixed charges and preferred stock dividends	1.35	1.62	1.61	1.62	1.55